UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

2207 90B St. SW

Edmonton, Alberta T6X 1V8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statements on Form F-10 (File No. 333-284958) and on Form S-8 (File No. 333-282253).

SUBMITTED HEREWITH

Exhibits	Description
99.1	Material Change Report dated November 3, 2026

99.2	Arrangement Agreement, dated November 3, 2026, by and between Aurora Cannabis Inc. and Organigram Global Inc.

99.3	Voting and Support Agreement, dated November 2, 2026, by and between Aurora Cannabis Inc. and BT DE Investments Inc.

99.4	Form of Voting and Support Agreement entered into by Aurora Cannabis Inc. and certain securityholders of Organigram Global Inc.

99.5	Form of Voting and Support Agreement entered into by Organigram Global Inc. and certain securityholders of Aurora Cannabis Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin
Miguel Martin
Chief Executive Officer

Date: November 3, 2026